                                               Filed Pursuant to Rule 424(B)(2)
                                               Registration No. 333-15875

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 21, 1997)


LOGO                            2,300,000 SHARES
                        BAY APARTMENT COMMUNITIES, INC.
                                  COMMON STOCK


                            ------------------------
     All of the shares of common stock offered hereby (the "Shares") are being sold by Bay Apartment Communities, Inc. (the "Company"). The outstanding shares of the Company's common stock, par value $.01 per share (the "Common Stock"), are, and the Shares will be, listed on the New York Stock Exchange (the "NYSE") and the Pacific Exchange (the "PCX") under the symbol "BYA". On September 10, 1997, the reported last sale price of the Common Stock on the NYSE was $38.6875 per share.
                            ------------------------
   SEE "RISK FACTORS" COMMENCING ON PAGE S-4 FOR A DISCUSSION OF CERTAIN RISK
                FACTORS RELEVANT TO AN INVESTMENT IN THE SHARES.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
================================================================================

                                                           Underwriting
                                        Price to           Discounts and         Proceeds to
                                         Public           Commissions(1)         Company(2)
-------------------------------------------------------------------------------------------------
Per Share.......................        $38.6875               $1.93              $36.7575
-------------------------------------------------------------------------------------------------
Total...........................       $88,981,250          $4,439,000           $84,542,250
-------------------------------------------------------------------------------------------------
Total Assuming Full Exercise of
  Over-Allotment Option(3)......      $102,328,437          $5,104,850           $97,223,587

================================================================================

(1) The Company has agreed to indemnify PaineWebber Incorporated and A.G. Edwards & Sons, Inc. (the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses payable by the Company of $200,000.
(3) The Company has granted to the Underwriters an option for 30 days to purchase up to an additional 345,000 shares of Common Stock, on the same terms, solely to cover over-allotments. See "Underwriting."
                            ------------------------
     The Shares offered hereby are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Shares will be made in New York, New York on or about September 16, 1997.
                            ------------------------
PAINEWEBBER INCORPORATED                               A.G. EDWARDS & SONS, INC.
                            ------------------------
         The date of this Prospectus Supplement is September 10, 1997.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein and therein by reference. Unless the context otherwise requires, all references in this Prospectus Supplement to the "Company" refer to Bay Apartment Communities, Inc. and its subsidiaries on a consolidated basis. This Prospectus Supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Risk Factors" starting on page S-4 of this Prospectus Supplement. The Company cautions the reader, however, that the factors discussed in that section may not be exhaustive.

                                  THE COMPANY

     The Company is a fully integrated apartment company with in-house acquisition, development, construction, reconstruction, marketing, leasing and management expertise, and is one of the most experienced developers and operators of upscale apartment communities in Northern California and, in particular, the San Francisco Bay Area (i.e., Alameda, Contra Costa, Marin, Napa, San Francisco, San Mateo, Santa Clara, Solano and Sonoma Counties). The Company has been in business since 1978 and its senior executives have overseen the development, acquisition or management of over 30,000 apartment homes. In addition, the Company has a well-trained staff of over 400 real estate professionals and associates.

     The Company currently owns, or holds substantially all of the ownership interests in, and manages 44 apartment communities (the "Communities") containing 11,840 apartment homes. A substantial majority of the Communities, 34 out of 44, are located in Northern California (principally in the San Francisco Bay Area), with a concentration in the counties of San Francisco, San Mateo, Alameda and Santa Clara (the "Primary Markets"). In addition to the Communities, the Company owns five land sites on which it is building, or plans to commence building in the future, five communities, which will contain an aggregate of approximately 1,793 apartment homes (the "Current Development Communities"). If all of the Current Development Communities are developed as currently anticipated, the Company will increase its apartment homes portfolio by approximately 15.1%. As of June 30, 1997, the Communities owned at that time, excluding two Communities undergoing substantial reconstruction, had an average monthly rental rate of $995 per apartment home and an average physical occupancy rate of 97.4%. The average age of the Communities is approximately 14 years.

     The Company believes that apartment communities in the San Francisco Bay Area and, in particular, the Primary Markets will continue to be attractive long-term investments. The high cost of home ownership and current economic conditions in the San Francisco Bay Area, including limited new apartment construction, continued population and household growth, and high income levels, make the upscale apartment community market attractive. With its experience and in-house capabilities, the Company believes it is well-positioned to continue to take advantage of the strong demand for upscale apartment homes and the development and acquisition opportunities presented by the current economic conditions in Northern California. Additionally, the Company believes the Southern California market is attractive for long-term investment. The Company will continue to explore opportunistic acquisitions in Southern California, where it has acquired ten Communities since July 1996.

     The Company elected to be taxed as a real estate investment trust (a "REIT") for federal income tax purposes for the year ended December 31, 1994 and has not revoked such election. The Company was incorporated under the laws of the State of California in 1978 and was reincorporated in the State of Maryland in July 1995. Its executive offices are located at 4340 Stevens Creek Boulevard, Suite 275, San Jose, California 95129 and its telephone number is (408) 983-1500.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, THE PURCHASE OF THE COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE OFFERING

     All of the Shares offered hereby (the "Offering") are being sold by the Company. None of the Company's stockholders is selling any Shares in the Offering.

Shares Offered by the Company..................  2,300,000(1)
Common Stock Outstanding After the Offering....  24,618,936(1)(2)
Offering Price.................................  $38.6875
Use of Proceeds................................  To reduce borrowings under the Company's $200 million unsecured line of credit from Union Bank of
                                                 Switzerland and other participating banks (the
                                                 "Unsecured Credit Facility"), which were used to
                                                 fund the acquisition and development of additional
                                                 apartment communities, including amounts borrowed
                                                 to fund the acquisition of the Cedar Ridge
                                                 (formerly Regency), The Park and Lakeside Com-
                                                 munities and one land site in Mountain View,
                                                 California.
NYSE and PCX Symbol............................  "BYA"

------------------------

(1) Assumes that the Underwriters' option to purchase up to an additional 345,000 shares of Common Stock to cover over-allotments is not exercised.

(2) Excludes (i) 1,466,299 shares of Common Stock reserved for issuance under the Company's 1994 Stock Incentive Plan, as amended and restated; (ii) 967,321 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment and Stock Purchase Plan; (iii) 986,137 shares of Common Stock reserved for issuance under the Company's 1996 Non-Qualified Employee Stock Purchase Plan; (iv) up to 135,485 shares of Common Stock reserved for issuance, at the Company's discretion, upon the redemption of an equivalent number of units of limited partnership of Bay Countrybrook L.P., a Delaware limited partnership, the general partner of which is Bay GP, Inc., a Maryland corporation, a subsidiary of the Company; and (v) 2,713,822 shares of Common Stock into which the shares of the Company's Series A Preferred Stock and Series B Preferred Stock may be converted at the option of the holders thereof at any time after October 2, 1998, subject to certain limited exceptions, and are mandatorily convertible on October 2, 2005.

                                  RISK FACTORS

     An investment in the Shares involves various risks, and prospective investors should carefully consider the matters discussed under "Risk Factors" commencing on page S-4 of this Prospectus Supplement before making any investment in the Company.

                                  RISK FACTORS

     An investment in the Company involves various risks. Prospective stockholders should consider the following risk factors:

DEVELOPMENT AND ACQUISITION RISKS

     The Company intends to continue to pursue the development and construction of apartment home communities in accordance with the Company's development and underwriting policies. Risks associated with the Company's development and construction activities may include: the abandonment of development and acquisition opportunities explored by the Company; construction costs of a community may exceed original estimates due to increased materials, labor or other expenses, which could make completion of the community uneconomical; occupancy rates and rents at a newly completed community are dependent on a number of factors, including market and general economic conditions, and may not be sufficient to make the community profitable; financing may not be available on favorable terms for the development of a community; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations. The occurrence of any of the events described above could adversely affect the Company's ability to achieve its projected yields on communities under development or reconstruction and could prevent the Company from making expected distributions. See " -- Real Estate Investment Risks."

     When evaluating whether to undertake a new development community, the Company estimates market rents and total budgeted construction costs, including interest capitalized during the construction period, based on market rents and construction costs prevailing in the community's market at the time the Company's development budgets are prepared, while taking into consideration certain changes to those market conditions anticipated by the Company at the time. Although the Company attempts to anticipate changes in market conditions, the Company cannot predict with certainty what those changes will be. For example, upon the acquisition of the Toscana land site in May 1996, the Company estimated that the total budgeted construction cost for this Current Development Community would be $95.7 million. Since that time, the Company has obtained bids for the construction of the first two phases of this four-phase project. Construction costs are increasing and management believes that when the last two phases are bid in late 1997, the total construction cost for this development will be higher than the original budget. Nonetheless, because of increases in prevailing market rents management believes that it will still be able to achieve its original goal of projected earnings before interest, taxes, depreciation and amortization ("EBITDA") as a percentage of total budgeted construction cost of at least 10% for this Current Development Community. Management believes that it may experience similar increases in construction costs and market rents with respect to the CentreMark and Paseo Alameda Current Development Communities. However, there can be no assurances that market rents in effect at the time that any development community is leased-up will be sufficient to offset the effects of any increased construction costs.

     Acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring an acquired community up to standards established for the market position intended for that community will prove inaccurate, as well as general investment risks associated with any new real estate investment. Although the Company undertakes an evaluation of the physical condition of each new community before it is acquired, certain defects or necessary repairs may not be detected until after the community is acquired, which could significantly increase the Company's total acquisition costs.

     As described above, construction costs are increasing and the cost to reposition Communities that have been acquired has, in some cases, exceeded management's original estimates. Management believes that it may experience similar increases in the future. There can be no assurances that the Company will be able to charge rents upon completing the repositioning of the Communities that will be sufficient to offset the effects of increases in construction costs.

REAL ESTATE INVESTMENT RISKS

     General Risks. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Communities do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to pay distributions to its stockholders will be adversely affected.

     An apartment community's revenues and value may be adversely affected by a number of factors, including the national economic climate; the local economic climate (which may be adversely impacted by plant closings, industry slowdowns, military base closings and other factors); local real estate conditions (such as an oversupply of or a reduced demand for apartment homes); the perceptions by prospective residents of the safety, convenience and attractiveness of the community; the ability of the owner to provide adequate management, maintenance and insurance; and increased operating costs (including real estate taxes and utilities). Certain significant expenditures associated with each equity investment (such as mortgage payments, if any, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If a community is mortgaged to secure payment of indebtedness, and if the Company is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the community or the exercise of other remedies by the mortgagee. In addition, real estate values and income from communities are also affected by such factors as the cost of compliance with government regulation, including zoning and tax laws, interest rate levels and the availability of financing.

     Operating Risks. Each of the Communities is subject to all operating risks common to apartment communities in general, any and all of which might adversely affect apartment home occupancy or rental rates. Increases in unemployment and a decline in household formation in Northern or Southern California generally might adversely affect occupancy or rental rates. Increases in operating costs due to inflation and other factors may not be offset by increased rents. Residents may be unable or unwilling to pay rent increases. Rent control or rent stabilization laws or other laws regulating housing are applicable in certain of the cities in the Primary Markets where the Company owns Communities and may be enacted in the future in the jurisdictions in which one or more communities are located or may be acquired; if enacted, compliance with these laws may prevent the Company from raising rents to offset increases in operating costs. Similarly, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. If any of the above occurs, the Company's ability to achieve its projected yields on the Communities and to make expected distributions to stockholders could be adversely affected.

     Market Illiquidity. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code of 1986, as amended (the "Code"), limits the Company's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to holders of Common Stock.

     Competition. There are numerous housing alternatives that compete with the Communities in attracting residents. The Communities compete directly with other rental apartments and single-family homes that are available for rent in the markets in which the Communities are located. The Communities also compete for residents with the new and existing home markets. The number of competitive residential properties in a particular area could have a material effect on the Company's ability to lease apartment homes and on the rents charged. In addition, competitors for acquisitions and development projects may have greater resources than the Company thereby putting the Company at a competitive disadvantage.

     Affordable Housing Laws or Restrictions. A number of the Communities are, and will be in the future, subject to federal, state and local statutes or other restrictions requiring that a percentage of apartment homes be made available to residents satisfying certain income requirements. The Company must comply with these restrictions as a condition to obtaining tax-exempt financing for these Communities. These laws and restrictions, as well as any changes thereto making it more difficult to meet such requirements, or a reduction in or elimination of certain financing advantages available in some instances to persons satisfying such requirements, could adversely affect the Company's profitability and its development and acquisition projects in the future.

DEPENDENCE ON NORTHERN CALIFORNIA AND PRIMARY MARKETS

     Although the Company may expand further outside of Northern California, and intends to make additional selective acquisitions in Southern California from time to time, currently a substantial majority of the Communities are located in Northern California (primarily in the San Francisco Bay Area), where the Company has most of its acquisition, development, construction and marketing expertise. The Company's performance, therefore, is dependent upon economic conditions in these markets. A decline in the economy in these markets may adversely affect the ability of the Company to make expected distributions to stockholders. Similarly, a decline in demand for discretionary consumer goods and leisure travel, as well as heightened competition in high technology industries, could have an adverse impact upon Northern California. Reductions in the level of government spending in the defense industry may also have an impact upon employment and demand for residential real estate in the Primary Markets.

NEW SOUTHERN CALIFORNIA MARKETS

     In 1996, the Company expanded beyond Northern California and has since acquired ten Communities located in Southern California (including Orange, Los Angeles and San Diego Counties). The Company also intends to make other selective acquisitions in Southern California from time to time. The Company's historical experience is in Northern California, primarily in the San Francisco Bay Area, and it is possible that the Company's expertise in those markets may not assist it in Southern California. In such event, the Company may be exposed to, among others, risks associated with (i) a lack of market knowledge and understanding of the local economy, (ii) an inability to access land and property acquisition opportunities, (iii) an inability to obtain construction tradespeople, (iv) sudden adverse shifts in supply and demand factors and (v) an unfamiliarity with local governmental procedures.

NATURAL DISASTERS

     Many of the Communities are located in the general vicinity of active earthquake faults. In June 1997, the Company obtained a seismic risk analysis from an engineering firm which estimated the probable maximum loss ("PML") for each of the 41 Communities owned at that time and Toscana, a Current Development Community, individually and for all of such Communities and Toscana combined. To establish a PML, the engineers first define a severe earthquake event for the applicable geographic area, which is an earthquake that has only a 10% likelihood of occurring over a 50-year period. The PML is determined as the structural and architectural damage and business interruption loss that has a 10% probability of being exceeded in the event of such an earthquake. Because the Communities are concentrated in the San Francisco Bay Area, the engineers' analysis defined an earthquake on the San Andreas Fault with a Richter Scale magnitude of 8.0 as a severe earthquake with a 10% probability of occurring within a 50-year period, and established an aggregate PML at that time of $63.8 million for the 41 Communities owned at that time and Toscana, which is a PML level that is expected to be exceeded only 10% of the time in the event of such a severe earthquake. This aggregate PML could be higher as a result of variations in soil classifications and structural vulnerabilities. Two of the Communities had individual PMLs of 30%, while seven Communities had PMLs of 25%, and the remaining 32 Communities owned at such time and Toscana each had PMLs of 20% or less. The Company has obtained individual PML assessments for the remaining three Communities acquired since June 1997. One Community had an individual PML of 30%, another had an individual PML of 24% and the third Community had an individual PML of 20%. While the Company has not yet obtained an updated engineers' analysis establishing an aggregate PML for all of the Communities combined, the Company currently intends to do so on an annual basis in order to assist it in evaluating appropriate levels of insurance coverage. No assurance can be given that an earthquake would not cause damage or losses greater than the PML assessments indicate, that future PML levels will not be higher than the current PML levels for the Communities, or that future acquisitions or developments will not have PML assessments indicating the possibility of greater damage or losses than currently indicated.

     In July 1997, the Company renewed its earthquake insurance, both for physical damage and lost revenues, with respect to the 41 Communities then owned and Toscana. In addition, Cedar Ridge has recently been included under the Company's earthquake insurance policy and the Company is currently in the process of including its two most recent acquisitions (The Park and Lakeside Communities) under such policy. For any single occurrence, the Company self-insures the first $25 million of loss, and has in place $35 million of coverage above this amount, with a 5% deductible subject to a maximum deductible of $2.43 million. In addition, the Company's general liability and property casualty insurance provides coverage for personal liability and fire damage. In the event that an uninsured disaster or a loss in excess of insured limits were to occur, the Company could lose its capital invested in the affected Community, as well as anticipated future revenues from such Community, and would continue to be obligated to repay any mortgage indebtedness or other obligations related to the Community. Any such loss could materially and adversely affect the business of the Company and its financial condition and results of operations.

REAL ESTATE FINANCING RISKS

     Risks Relating to the Credit Enhancement. As of June 30, 1997, the Company was obligated for certain mortgage indebtedness funded by tax-exempt bonds (the "Bonds") in the aggregate principal amount of approximately $224.3 million on 12 Communities (Waterford, Villa Mariposa, Fairway Glen, Foxchase, Barrington Hills, Crossbrook, Rivershore, Canyon Creek, Sea Ridge, City Heights, Countrybrook and Larkspur Canyon). Principal and interest payments due to holders of the Bonds are secured by a first deed of trust on the Community associated with the respective Bond issue.

     Scheduled principal and interest payments due on the Bonds financing Foxchase, Fairway Glen, Waterford and Villa Mariposa (the "1994 Bonds") are guaranteed by an insurance policy (the "FGIC Credit Enhancement") issued by Financial Guaranty Insurance Company ("FGIC"). The FGIC Credit Enhancement will terminate on March 17, 2004 and, if the FGIC Credit Enhancement is not renewed or replaced, the 1994 Bond documents may require balloon payments in 2004 aggregating approximately $87.4 million, less any unscheduled principal amortization. Scheduled interest and principal payments due on the Bonds financing Barrington Hills, Crossbrook, Rivershore, Canyon Creek and Sea Ridge (the "1995 Bonds") are supported by a 30-year credit enhancement, expiring June 15, 2025 (the "FNMA Credit Enhancement" and, together with the FGIC Credit Enhancement, the "Credit Enhancements"), provided by the Federal National Mortgage Association ("FNMA"). The Bonds financing Countrybrook are also supported by a credit enhancement provided by FNMA through April 1, 2002.

     Each of the Credit Enhancements contains certain provisions under which a default of certain payment obligations or covenants would entitle FGIC or FNMA, as the case may be, to declare a default under its respective Credit Enhancement documents and exercise its remedies (including foreclosure) under mortgages that encumber nine of the 12 Bond-financed Communities and eight additional Communities, with a consequent loss of income and asset value to the Company. In addition, gross rents collected from the residents of these 17 Communities have been and will continue to be deposited in cash collateral accounts established with financial institutions acceptable to FGIC or FNMA, as applicable. The Company does not have access to these funds until all required monthly debt service payments due on the Bonds and certain other payments are made. A default under either of the Credit Enhancements or the Bond documents may adversely affect the ability of the Company to make expected distributions to shareholders, including distributions required to maintain its REIT status. See "Certain Federal Income Tax Considerations."

     Bond Compliance Requirements. The 12 Bond-financed Communities are subject to deed restrictions or restrictive covenants relating to tax-exempt bond financing. In addition, the Code and the regulations promulgated thereunder impose various restrictions, conditions and requirements relating to the exclusion from gross income for federal income tax purposes of interest on qualified Bond obligations, including requirements that at least 20% of apartment homes be made available to residents with gross incomes that do not exceed 80% of the median income (50% in the case of the Canyon Creek, City Heights and Sea Ridge Communities) in the area, measured annually. Some of the Communities financed with Bonds are also subject to a requirement that the rental rates for the 20% of the apartment homes that are subject to the foregoing requirement may not exceed 30% of one-half of the applicable median income. In addition to federal requirements, certain state and local authorities have imposed rental restrictions. The Bond compliance requirements and the requirements of any future tax-exempt bond financing utilized by the Company may have the effect of limiting the Company's income from the Bond-financed Communities if the Company is required to lower its rental rates materially to attract residents who satisfy the median income test. If the required number of apartment homes are not reserved for residents satisfying these income requirements, the tax-exempt status of the Bonds may be terminated, the obligations of the Company under the Bond documents may be accelerated and other contractual remedies against the Company may be available.

     Risk of Rising Interest Rates. As of June 30, 1997, the Company had variable rate indebtedness aggregating approximately $245.1 million, consisting of $204.3 million of tax-exempt financing and $40.8 million of borrowings under the Company's Unsecured Credit Facility. Of the Company's $204.3 million of variable rate tax-exempt financing, $175.9 million had been fixed through interest rate swap agreements, of which an aggregate of $87.4 million had been fixed at an all-inclusive interest rate of 5.88% until March 2004 and an aggregate of $88.5 million had been fixed at an all-inclusive interest rate of 6.48% until June 2010. Subsequent to June 30, 1997, the Company refinanced approximately $20.8 million of the Bonds, which were issued in connection with its acquisition of City Heights in October 1995. The new variable rate 28-year tax-exempt bonds have been fixed for ten years at an all-inclusive interest rate of approximately 5.8%, which compares favorably to the all-inclusive interest rate of approximately 6.5% prior to the refinancing. Also subsequent to June 30, 1997, the Company refinanced approximately $7.6 million of the Bonds, which were issued in connection with its acquisition of Larkspur Canyon in July 1996. These new variable rate 28-year tax-exempt bonds have been fixed for five years at an all-inclusive interest rate of approximately 5.5%. The all-inclusive rate for these Bonds was approximately 5.9% prior to the refinancing. Additional indebtedness that the Company may incur under the Unsecured Credit Facility will also bear interest at a variable rate. To the extent the Company uses variable rate debt for future financings, and with respect to the portion of the Company's outstanding indebtedness that will bear interest at a variable rate, increases in these interest rates could adversely affect the Company's ability to make distributions to stockholders. Consideration will be given to acquiring interest rate hedging or protection agreements, if appropriate and cost effective, with respect to future variable rate indebtedness to reduce exposure to interest rate increases on such debt.

POTENTIAL ENVIRONMENTAL LIABILITIES

     Under various federal, state and local environmental laws, a current or previous owner or operator of real estate may be required (typically regardless of knowledge or responsibility) to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and remediation costs incurred by such parties in connection with the contamination, which costs may be substantial. The presence of such substances (or the failure to properly remediate the contamination) may adversely affect the owner's ability to borrow against, sell or rent such property.

     Certain federal, state and local laws and regulations govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of ACMs and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with its ownership and operation of the Communities, the Company potentially may be liable for such costs. The Company is not aware that any ACMs were used in connection with the construction of the Communities developed by the Company, all of which were constructed after 1983. The Company is aware that ACMs were used in connection with the construction of the following Communities acquired by the Company: Regatta Bay, Sea Ridge, Village Square, Sunset Towers, Mill Creek, Crowne Ridge (formerly Channing Heights), Lafayette Place (formerly Martinique Gardens), SummerWalk (formerly Rancho Penasquitos), TimberWood (formerly The Village), SunScape (formerly Banbury Cross), Cardiff Gardens, Genesee Gardens, Cedar Ridge, The Park and Lakeside. The Company does not anticipate that it will incur any material liabilities in connection with the presence of ACMs at the Communities. The Company currently has in place or intends to implement an operations and maintenance program for ACMs at the Regatta Bay, Sea Ridge, Village Square, Sunset Towers, Mill Creek,

Crowne Ridge, Lafayette Place, SummerWalk, TimberWood, SunScape, Cardiff Gardens, Genesee Gardens, Cedar Ridge, The Park and Lakeside Communities.

     All of the Communities, and all of the Current Development Communities, have been subjected to a Phase I or similar environmental assessment (which involves general inspections without soil sampling or groundwater analysis and generally without radon testing). These assessments have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations. However, one Community and one Current Development Community are subject to soil and groundwater remediation of contamination from adjacent landowners. In the case of one of the Current Development Communities, Toscana, National Semiconductor Corporation is causing remediation to occur and has provided an indemnity which the Company may rely upon for certain environmental liabilities. Additionally, another Current Development Community, Paseo Alameda, required underground storage tank removal and other environmental cleanup. The Company is also aware that certain of the Communities have lead paint and the Company is undertaking or intends to undertake appropriate remediation activity. Nevertheless, it is possible that the assessments do not reveal all environmental liabilities or there are material environmental liabilities of which the Company is unaware. No assurances can be given that (i) future laws, ordinances or regulations will not impose material environmental liability, or (ii) the current environmental condition of the Communities or the Current Development Communities will not be affected by the condition of land or operations in the vicinity of such communities (such as the presence of underground storage tanks), or by third parties unrelated to the Company.

                                USE OF PROCEEDS

     The net proceeds to the Company from this Offering are estimated to be approximately $84.3 million (approximately $97.0 million if the Underwriters' over-allotment option is exercised in full). The Company will use the net proceeds from this Offering to reduce borrowings under the Unsecured Credit Facility, which were used to fund the acquisition and development of additional apartment Communities, including amounts borrowed to fund the acquisition of the Cedar Ridge, The Park and Lakeside Communities and one land site in Mountain View, California. The Unsecured Credit Facility was amended in July 1997 such that it currently bears interest at the London Interbank Offered Rate (based on a maturity selected by the Company) plus 0.90% per annum (a weighted average of 6.48% per annum as of September 10, 1997) and matures in May 2000.

                                  THE COMPANY

GENERAL

     The Company is a fully integrated apartment company with in-house acquisition, development, construction, reconstruction, financing, marketing, leasing and management expertise and is one of the most experienced developers and operators of upscale apartment communities in Northern California and, in particular, in the San Francisco Bay Area. The Company has been in business since 1978 and its senior executives have overseen the development, acquisition or management of over 30,000 apartment homes. In addition, the Company has a well-trained staff of over 400 real estate professionals and associates. With its experience and in-house capabilities, the Company believes it is well-positioned to continue to take advantage of the strong demand for upscale apartment homes and the development and acquisition opportunities presented by the current economic conditions in Northern and Southern California.

     The Company is a self-administered and self-managed REIT that currently owns, or holds substantially all of the ownership interests in, and manages 44 Communities containing 11,840 apartment homes. The largest Community has 750 apartment homes and the smallest has 135 apartment homes. As of June 30, 1997, the Communities owned at that time, excluding two Communities undergoing substantial reconstruction, had an average monthly rental rate per apartment home of approximately $995 and an average physical occupancy rate of 97.4%. The average age of the Communities is 14 years. Since the Company's initial public offering in March 1994 (the "Initial Offering"), the Company has completed the development of three Communities: Carriage Square, a 324 apartment home community located in San Jose, California; Canyon Creek, a 348 apartment home community located in Campbell, California; and Rosewalk, a 300 apartment home community located in San Jose, California. The Company also owns five land sites on which it is building, or plans to commence building in the future, five apartment communities, which will contain an aggregate of approximately 1,793 apartment homes. The Company has received substantially all of the discretionary permits required to develop communities on these sites and is in the process of obtaining all other required permits. However, there can be no assurance that the Company will be able to construct the apartment home communities as currently planned on these sites. See "Risk Factors -- Development and Acquisition Risks."

     A substantial majority of the Communities, 34 out of 44, are located in Northern California (principally in the San Francisco Bay Area), where the Company believes that apartment communities provide attractive long-term investments. The Company believes that the high cost of home ownership and current economic conditions in the San Francisco Bay Area, including limited new apartment construction, continued population and household growth, and high income levels, make the upscale apartment home community market particularly attractive.

     Since the Initial Offering, the Company has pursued an aggressive growth strategy, developing and building new apartment communities as well as acquiring and rebuilding well-located but poorly maintained and managed apartment communities. During this period, the Company completed the acquisition of 7,404 apartment homes in 28 communities, representing a total investment of approximately $513.9 million. As of June 30, 1997, the Company had spent approximately $30.6 million in repositioning the Communities.

THE MARKETS

     The Company believes that the combination of increasing rental rates and declining vacancy rates in the Primary Markets provides an opportunity for future revenue growth. However, there are practical limitations on the Company's ability to increase rental rates for existing residents and the Company currently has a policy of limiting rent increases for most lease renewals by existing residents to no more than 10% per year. Consequently, the actual market rates for apartments in the Primary Markets have been rising more rapidly than the Company's rental rates. As a result, as of June 30, 1997, the difference between the revenues generated by the Company's existing leases and current market rental rates (the "loss to lease") was approximately 7.6%, or $865,096 per month. The Company believes that the Primary Markets will continue to be attractive markets in which to develop and build, or acquire and rebuild, apartment communities because of (i) an increasing demand for rental households,
(ii) the limited supply of new apartment homes, and (iii) the high cost of alternatives to apartment homes.

     INCREASING DEMAND. The demand for apartment homes in the San Francisco Bay Area and, in particular, the Primary Markets, has been growing at a substantial rate. Based on a study by the Rosen Consulting Group, the Company believes that each year between 1995 and 2000 the demand for new rental apartment homes in the San Francisco Bay Area and the Primary Markets will increase by, on average, approximately 15,000 and 8,000, respectively.

                              INCREASING DEMAND

                     Historical and Projected Population
                   Growth in the Company's Primary Markets


                        Year                      Value
                        ----                      -----
                        1980                    3,666,755
                        1990                    4,147,861
                        2000(e)                 4,586,406



                Source: 1990 U.S. Census Bureau, Rosen Consulting Group.
                (e) Data for 2000 is an estimate.

     LIMITED SUPPLY. Over the past 10 years, the supply of new rental housing in the San Francisco Bay Area and the Primary Markets has failed to keep pace with the increasing demand.


                                LIMITED SUPPLY

                       Multifamily Construction Permits
                   Issued in the Company's Primary Markets


                        Year                     Value
                        ----                     -----
                        1986                    14,548
                        1987                    13,391
                        1988                     8,224
                        1989                     7,723
                        1990                     5,404
                        1991                     4,750
                        1992                     3,171
                        1993                     3,206
                        1994                     4,158
                        1995                     2,798
                        1996                     5,743
                        1997(e)                  6,571


                Source: 1990 U.S. Census Bureau, Rosen Consulting Group.
                (e) Data for 1997 is an estimate.

     HIGH-COST ALTERNATIVES. The imbalance between the increasing demand for apartment homes on one hand, and the limited supply of new apartment homes on the other, is not necessarily alleviated by alternative housing opportunities, which are very expensive in the San Francisco Bay Area and in the Primary Markets. According to the Rosen Consulting Group as of July 1997, the median cost, on a weighted average basis, for a single-family home in the San Francisco Bay Area and the Primary Markets was expected to be approximately $268,927 and $284,510, respectively, compared to an estimated $122,200 nationwide. Although the mean household income in 1997 in the San Francisco Bay Area and in the Primary Markets is estimated to be $88,524 and $92,159, respectively, compared to an estimated mean household income nationwide of $48,403, only 38% of the households in the San Francisco Bay Area and 42% of the households in the Primary Markets could afford a median-priced single-family home in 1996.

                          LIMITED HOME AFFORDABILITY

                                United States   Primary Markets    San Francisco Bay Area

% of Households able to              55               42                   38
 Afford Median-Price Home(1)

% of Households that Rent(2)         36               47                   44

(1) Sources: California Association of Realtors 1996 Data, Federal Reserve Board of Governors 1996 Data, U.S. Census Bureau, Bureau of Economic Analysis 1996 Data, and Rosen Consulting Group.
(2) Source: U.S. Census Bureau; calculations by Rosen Consulting Group.

                               COMPANY PHILOSOPHY

     The Company's primary business is to own and operate upscale apartment communities with extensive landscaping and amenities, well-maintained common facilities and convenient access to shopping areas, transportation or other services. The Company has consistently followed this philosophy since it was founded in 1978. In operating the Company, management emphasizes the following philosophies:

          - Quality and Reputation. The Company believes that by setting high standards with respect to the design, development, construction and operation of its Communities, it has established an excellent reputation and tradition of service in the Primary Markets. This dedication to service and quality is designed to minimize resident turnover, reduce operating expenses, and enhance the occupancy levels of its Communities.

          - Long-Term Competitive Advantage. The Company, operating primarily in the fully-developed metropolitan areas of Northern California, has consistently aimed to build or acquire and own apartment community sites which, as a result of their location and design, give the Company a long-term competitive advantage. The Company seeks sites in urban settings where no other comparable apartment can be built in the foreseeable future. The Company also purchases sites with non-residential buildings on them, then removes the old structures and builds new apartment homes in otherwise fully developed neighborhoods. The Company also buys existing apartment communities in fully developed neighbor-hoods and substantially rebuilds them to a quality higher than any existing apartment community in the area, which frequently results in the Company owning the highest quality apartment community or the best rental value apartment community in a neighborhood.

          - Successful In-fill Development Strategy. The Company also favors in-fill development sites that make its apartment locations very attractive to the largest possible segment of the rental market. The Company selectively seeks opportunities to acquire development sites or existing apartment communities that have high drive-by traffic volume, very good transportation access, convenient shopping and schools, close proximity to major employment centers, lower than normal land or improvement costs, significant public financial assistance, favorable tax-exempt financing and other significant advantages which make the Company's apartment locations very attractive. Management believes that the in-fill characteristics and superior locations of its communities and the strict growth controls in the Primary Markets are likely to limit new competition and enhance the current and long-term value of the Company's overall portfolio.

          - Service Ethic. The Company believes that the best way to attract and retain residents is to provide comprehensive personal service. The Company has well-trained property managers, leasing agents and maintenance managers each of whose objective is to be courteous and responsive to resident needs 24 hours a day and to ensure that the Communities are maintained in their best condition. These employees frequently attend educational programs to improve their management and marketing skills. The Company also offers or makes available many services to residents that make living in the Communities more convenient, including package and laundry pick up and delivery services, aerobics classes, community social activities and, for certain Communities, business centers with computers, printers, fax and copy machines.

          - Hands-on Construction. The Company carefully designs each development project and serves as its own general contractor for new construction and renovation work. It designs each community with full participation of key Company development, construction, marketing, financial, and property management personnel, as well as with building and landscape architects, civil, soil, structural, mechanical, electrical, sound and environmental engineers and a wide variety of major subcontractors that will be involved in the construction and maintenance of the communities. In its construction design and specifications, the Company includes as many long-term, durable materials and equipment as are financially feasible to minimize future maintenance costs. The Company takes significant steps to control costs and schedules, such as widely bidding all phases of the construction project and negotiating detailed contracts with subcontractors so that the construction process is less likely to have change orders or unanticipated costs. The Company maintains detailed budgets, budget to actual cost analyses and construction schedules to control all phases of the construction operation at its communities.

          - Conservative Capital Structure. The Company intends to maintain a conservative capital structure that will allow it continued cost-effective access to the capital markets. The Company intends to maintain a conservative balance sheet and currently has a policy of incurring debt in the future only if upon such incurrence its debt-to-total-market-capitalization ratio (i.e., total consolidated debt of the Company as a percentage of the market value of outstanding shares of capital stock of the Company plus total consolidated debt) is 50% or less. The Company's debt-to-total-market-capitalization ratio as of June 30, 1997 was 22.1%. Since the Initial Offering, the Company has maintained a conservative capital structure, and intends to continue to maintain a disciplined financing policy to ensure maximum financial flexibility. This conservative policy has enabled the Company to repeatedly access the equity capital markets at opportune times to finance its activities.

                                THE COMMUNITIES

     The Company owns, or holds substantially all of the ownership interests in, and manages 44 Communities containing 11,840 apartment homes, most of which are located in Northern California, primarily in the San Francisco Bay Area. Since the Initial Offering, the Company has designed, developed and constructed three of the Communities, representing 972 apartment homes, each of which has operated at an average occupancy rate of greater than 95% since stabilized occupancy, and has acquired, or acquired and redeveloped or initiated redevelopment programs at, 28 of the Communities. Stabilized occupancy is defined as the first month in which the Community achieves 95% occupancy, which typically occurs between six and nine months after completion of construction, depending on the size of the Community. All of the Communities are managed by the Company.

     The Communities generally are in locations that provide them with a competitive advantage. The Company frequently selects in-fill, urban locations where no other comparable, competitive apartment community can be built. Similarly, the Company's high quality standards for the development and construction of new communities as well as the reconstruction of acquired communities often results in the Communities being the most attractive and having the best rental value within their immediate market. Generally, the Communities also have the advantage of being located in high visibility areas in close proximity to major transportation arteries, mass transit lines, commercial districts, shopping or other services. Apartment communities located in high visibility areas not only provide many conveniences to residents, but also encourage greater walk-in traffic and, consequently, improve leasing opportunities and allow the Company to operate with reduced marketing costs.

     With the exception of those mid-rise Communities located in the most urban areas of San Francisco, the Communities typically are contemporary two- and three-story buildings in extensively landscaped settings with lush gardens, fountains or waterscapes. The objectives of the site layout and building design are to provide residents with convenient indoor or covered parking, ample private storage areas and a comfortable living environment. Most of the Communities feature solar-heated swimming pools, hydro-jet spas, high-tech fitness facilities, and expansive community areas. The apartment homes typically offer spacious, open living areas with an abundance of natural light, and many of the following amenities: ceiling fans, vaulted ceilings, patios or balconies, fireplaces, designer coordinated carpeting and window treatment, separate in-home laundry rooms with washing machines and dryers, and fully-equipped kitchens often with built-in buffets, wine racks, microwaves, disposals and dishwashers. In many cases, the Company makes certain other services available to residents such as business centers, aerobics classes, dry cleaning pick-up and delivery, and mail drops and package acceptance.

     In addition to the physical advantages of the Communities, the Company attributes its success to a highly-trained professional on-site management and maintenance staff that provides courteous and responsive service to the residents of each Community. Management believes that excellent design and intensive, service-oriented property management that is focused on the specific needs of residents create a very desirable living environment for residents. This combination of features allows the Company to achieve higher rental rates and occupancy levels while minimizing resident turnover and operating expenses and maximizing current and long-term cash flow and the value of the Communities.

     The Company designs its apartment communities to control costs both during construction and operation and to provide maximum long-term investment value and resident appeal. In connection with the preparation of the design and plans for each community and the apartment homes therein, the Company's employees have regular meetings with all of the major trade contractors associated with the project to ensure that the communities are well-planned and construction is well-coordinated, thereby minimizing the possibility for construction cost overruns. The Company takes additional steps to control construction costs, such as widely bidding all phases of the construction project and negotiating detailed contracts with subcontractors so that the construction process has little or no change orders or unanticipated costs.

     The Company includes many long-term durable features in the design of communities that it constructs to maximize the useful life of the communities. For example, on newly constructed Communities, the Company typically uses concrete tile roofs or heavy duty fire resistant composition shingles, cast iron drains, waste and vent pipes, copper water pipes, extra deep base rock and asphalt lifts. In addition, extensive measures are employed to minimize noise between apartment homes. The Company uses condominium standards for this purpose, including the use of double walls and double insulation between apartment homes, lightweight concrete on floors and insulation between ceilings and floors. Whenever possible, the Company locates closets, bathrooms, and laundries against common walls to minimize sound transmission.

     Concurrently with the Initial Offering, the Company acquired five Communities with a total of 1,300 apartment homes. These Communities were acquired for $85.8 million and the Company spent an additional $9.5 million in repositioning these Communities. After completing the reconstruction of Larkspur Woods, a Community purchased concurrently with the Initial Offering, the Company sold the property for a gain of approximately $2.4 million. Since the Initial Offering, the Company has acquired 28 additional Communities with a total of 7,404 apartment homes. These Communities were acquired for an aggregate purchase price of $513.9 million. The repositioning programs at three of the Communities (City Heights, Parc Centre and Larkspur Canyon) were completed during the second quarter of 1997. Repositioning programs at 14 Communities are currently in progress, while repositioning programs will begin at the Company's two most recent acquisitions (The Park and Lakeside Communities) in the future. As of June 30, 1997, the Company had spent $30.6 million in repositioning the Communities, and it expects to complete its repositioning programs at eight of the 14 Communities currently undergoing repositioning by the end of 1997. The Company's repositioning programs vary for each Community and include some combination of repairing and repainting building exteriors, repairing or replacing foundations, roofs and plumbing and electrical systems, rebuilding apartment home interiors, adding garages, upgrading landscaping, removing and adding swimming pools, remodeling leasing and recreational facilities and adding electronic gate systems.

     No assurances can be given that the Company can complete the repositioning programs under the Company's cost estimates and within the expected time-frames. See "Risk Factors -- Development and Acquisition Risks."

     The data in the following table is presented as of June 30, 1997, updated for the Company's three most recent acquisitions:

                                                                                             TOTAL             PURCHASE
          COMMUNITY                   LOCATION                   DATE ACQUIRED          APARTMENT HOMES          PRICE
     --------------------    ---------------------------    -----------------------     ---------------     ---------------
                                                                                                              (IN MILLIONS)
  1. Reflections             Fresno, CA                      June, 1994                         516             $  18.2
  2. Village Square          San Francisco, CA               June, 1994                         154                12.7
  3. Blairmore               Rancho Cordova, CA              July, 1994                         252                 9.5
  4. Crossbrook              Rohnert Park, CA                October, 1994                      226                12.9
  5. Sea Ridge               Pacifica, CA                    February, 1995                     220                10.3
  6. Rivershore              Bay Point, CA                   April, 1995                        245                13.2
  7. The Promenade           Sunnyvale, CA                   October, 1995                      220                18.2
  8. City Heights            San Francisco, CA               October, 1995                      185                15.9
  9. The Pointe              Fairfield, CA                   December, 1995                     296                18.1
 10. Parc Centre             Union City, CA                  May, 1996                          208                11.4
 11. Parkside Commons        Sunnyvale, CA                   May, 1996                          192                25.5
 12. Sunset Towers           San Francisco, CA               May, 1996                          243                24.3
 13. Countrybrook            San Jose, CA                    July, 1996                         360                28.8
 14. The Fountains           San Jose, CA                    July, 1996                         226                27.8
 15. Mill Creek              Costa Mesa, CA                  July, 1996                         258                17.5
 16. Larkspur Canyon         Mission Viejo, CA               July, 1996                         166                10.1
 17. Crowne Ridge            San Rafael, CA                  August, 1996                       254                24.9
 18. Lafayette Place         Costa Mesa, CA                  August, 1996                       145                 7.5
 19. SummerWalk              San Diego, CA                   January, 1997                      176                10.8
 20. TimberWood              West Covina, CA                 March, 1997                        209                 9.8
 21. SunScape                Huntington Beach, CA            April, 1997                        400                28.0
 22. Cardiff Gardens         Campbell, CA                    April, 1997                        252                18.9
 23. Villa Serena            Rancho Santa Margarita, CA      April, 1997                        301                17.7
 24. Amador Oaks             Dublin, CA                      April, 1997                        204                23.2
 25. Genesee Gardens         San Diego, CA                   May, 1997                          200                13.6
 26. Cedar Ridge             Daly City, CA                   July, 1997                         195                13.9
 27. The Park                Hacienda Heights, CA            September, 1997                    351                20.9
 28. Lakeside                Burbank, CA                     September, 1997                    750                50.3
                                                                                             ------              ------
     Totals                                                                                   7,404             $ 513.9
                                                                                        =============       ============

       TOTAL ACTUAL/
      BUDGETED COST(1)
      ----------------
       (IN MILLIONS)
  1.       $ 19.6
  2.         13.0
  3.         10.6
  4.         14.3
  5.         17.7
  6.         14.2
  7.         19.3
  8.         17.1
  9.         18.5
 10.         14.7
 11.         25.5
 12.         27.5
 13.         33.1
 14.         29.2
 15.         20.7
 16.         12.6
 17.         30.3
 18.         13.0
 19.         12.3
 20.         13.5
 21.         34.0
 22.         25.1
 23.         19.6
 24.         24.0
 25.         17.9
 26.         23.2
 27.         28.4
 28.         65.1
           ------
           $614.0
      =============

(1) Total Actual/Budgeted Cost consists of all capitalized costs incurred as of June 30, 1997, or projected to be incurred thereafter, principally in 1997 and 1998, to acquire and reposition the Community, determined in accordance with generally accepted accounting principles ("GAAP").

      Since the Initial Offering, the Company has completed the development and construction of three Communities: Carriage Square, a 324 apartment home community located in San Jose, California; Canyon Creek, a 348 apartment home community located in Campbell, California; and Rosewalk, a 300 apartment home community located in San Jose, California. These Communities were completed at a total cost of $101.8 million.

                                                                       ACTUAL               DATE OF
                                                 TOTAL              CONSTRUCTION           STABILIZED           TOTAL
          COMMUNITY           LOCATION      APARTMENT HOMES       COMPLETION DATE          OCCUPANCY         ACTUAL COST
    --------------------   -------------   ----------------    --------------------    ----------------    --------------
                                                                                                            (IN MILLIONS)
  1.  Carriage Square        San Jose, CA       324                  September, 1995        October, 1995        $ 36.8

  2.  Canyon Creek           Campbell, CA       348                  December, 1995         December, 1995         35.6

  3.  Rosewalk               San Jose, CA       300                  January, 1997          February, 1997         29.4
                                                ---                                                              ------
      Totals                                    972                                                              $101.8
                                                ===                                                              ======

      The Company has acquired five land sites on which it is building, or plans to commence building in the future, the following Current Development Communities, which will contain an aggregate of approximately 1,793 apartment homes.

     - TOSCANA, SUNNYVALE, CALIFORNIA. The Company purchased this partially built and abandoned 17.8 acre site in May 1996 on which it is building a 710 apartment home community. The original total budgeted construction cost of this community was $95.7 million. The site, located near the intersection of Highway 101 and Lawrence Expressway, is close to the center of Silicon Valley. This Current Development Community will contain a large leasing pavilion, business center, fitness center, two swimming pools, including one 75 foot lap pool, a small commercial area, secure underground parking and a perimeter gate system. Stabilized operations are expected in the fourth quarter of 1998, and the first apartment homes were completed and occupied in July 1997.

     - CENTREMARK, SAN JOSE, CALIFORNIA. The Company purchased 2.5 acres of this 7.9 acre site in May 1996. The remainder of this site was purchased in December 1996 after obtaining substantially all of the necessary public approvals for development of the community. The site is located at the intersection of Stevens Creek Boulevard and Interstate 280, in the northwest corner of San Jose, almost immediately adjacent to the City of Cupertino. The planned 311 apartment home community will include a large leasing facility, business center, fitness center, 65 foot lap pool, secure underground parking and perimeter gate system. The Company has estimated a total budgeted construction cost for this Current Development Community of $44.1 million. Stabilized operations are expected in the fourth quarter of 1998, and the first apartment homes are expected to be completed and occupied in the first quarter of 1998.

     - PASEO ALAMEDA, SAN JOSE, CALIFORNIA. The Company purchased 7.44 acres of this 8.87 acre site in February 1997 after it obtained substantially all of the necessary public approvals for development of the community. The remainder of this site was purchased in April 1997. The site is located on a major street, approximately one mile from downtown San Jose. The Company intends to build a 305 apartment home community, which will include a large leasing pavilion, business center, fitness center, 75 foot lap pool, a small commercial area and secure underground parking. The Company has estimated a total budgeted construction cost for this Current Development Community of $44.4 million. Stabilized operations are expected in the second quarter of 1999, and the first apartment homes are expected to be completed and occupied in the second quarter of 1998.

     - SAN FRANCISCO, CALIFORNIA LAND SITE. The Company acquired, through a limited partnership in which it is the sole general partner, a portion of a city block in the Rincon Hill area of San Francisco for approximately $7.8 million. The Company intends to build twin, 16-story towers above a four story parking garage on this land site. As currently planned, the community will have between 201 and 220 apartment homes, approximately 2,900 square feet of retail space and between 224 and 271 controlled access parking spaces. The land site is on Beale Street, between Harrison and Folsom Streets, almost two blocks north of the Bay Bridge, approximately three blocks south of Market Street and three blocks west of the Embarcadero and San Francisco Bay. The Company has received substantially all necessary public approvals for the project. The

Company expects to begin construction of the community in early 1998, with initial occupancy expected in early 1999. The community will contain one, two and three bedroom apartment homes, with resident amenities including a health club, meeting and conference rooms, business center, leasing pavilion and parking deck gardens.

     - MOUNTAIN VIEW, CALIFORNIA LAND SITE. On September 8, 1997 the Company acquired a 1.917 acre land site in Mountain View, California which includes a 50% undivided interest in an existing underground parking garage adjacent to this land site, subject to agreements which specifically allocate parking rights between an adjacent office building and this development, including 266 spaces reserved exclusively for residents of the community planned for this site. The Company intends to build two 12-story towers on this land site, which will contain a total of 266 apartment homes and approximately 10,000 square feet of ground level space for a recreation, leasing and community center. The acquisition of this site, purchased in two separate parcels for approximately $8.93 million, includes substantially all necessary public approvals and previously paid fees totaling approximately $800,000.

     No assurances can be given that the Company can obtain all required permits, or construct the Current Development Communities, under the Company's cost estimates and within the proposed time-frames. See "Risk Factors - Development and Acquisition Risks."

                                                               ACTUAL / ESTIMATED         ESTIMATED         ESTIMATED TOTAL
        CURRENT DEVELOPMENT COMMUNITY        LOCATION       CONSTRUCTION INITIATION    APARTMENT HOMES   CONSTRUCTION COST (1)
       -------------------------------  ------------------  ------------------------   ---------------   ---------------------
                                                                                                             (IN MILLIONS)
  1.   Toscana                          Sunnyvale, CA             3rd Q, 1996                710                $ 95.7
  2.   CentreMark                       San Jose, CA              2nd Q, 1997                311                 44.1
  3.   Paseo Alameda                    San Jose, CA              4th Q, 1997                305                 44.4
  4.   San Francisco Land Site          San Francisco, CA            NA(2)                   201                 NA(2)
  5.   Mountain View Land Site          Mountain View, CA            NA(2)                   266                 NA(2)
                                                                                            ----                ------
       Totals                                                                               1,793               $184.2
                                                                                            =====               ======

(1) Estimated Total Construction Cost includes interest that is capitalized during the construction period. In accordance with GAAP, the Company capitalizes interest during the construction period on a per-building basis until the building is available for occupancy.
(2) Not available at this time.

                              RECENT DEVELOPMENTS

     Since January 1, 1997, the Company has completed the following equity offerings:

     In January, the Company sold in an underwritten public offering 1,400,000 shares of Common Stock at a price of $37.125 per share. The net proceeds from the sale, approximately $49.2 million, were used to repay borrowings under the Company's Unsecured Credit Facility, which were used to fund the acquisition and development of additional apartment communities, including amounts borrowed in connection with the acquisition of the SummerWalk Community.

     In April, the Company sold 1,662,000 shares of Common Stock in a direct placement to two institutional investors at a price of $36.125 per share. The net proceeds from the sale, approximately $58.6 million, were used to repay borrowings under the Company's Unsecured Credit Facility. Such borrowings were used to fund the acquisition and development of three Communities, TimberWood, SunScape and Cardiff Gardens.

     In June, the Company sold in an underwritten public offering 2,300,000 shares of 8.50% Series C Cumulative Redeemable Preferred Stock, par value $.01 per share (the "Series C Preferred Stock"), at a price of $25.00 per share. Dividends on the Series C Preferred Stock are cumulative from the date of original issuance and are payable quarterly, commencing September 15, 1997, at the rate of 8.50% per annum of the $25.00 liquidation preference (equivalent to a fixed annual rate of $2.125 per share). The net proceeds from the sale, approximately $55.5 million, were used to fund the acquisition and development of additional apartment Communities, including amounts borrowed to fund the acquisition of the Villa Serena, Amador Oaks and Genesee Gardens Communities and one land site in San Francisco.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain federal income tax considerations is based on current law, is for general information only, and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, tax-exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     The Company intends to operate in a manner that will enable it to qualify as a REIT under the Code. Although management of the Company believes that the Company is organized and operates in such a manner, no assurance can be given that the Company qualifies or will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the Company's control may affect the Company's ability to qualify as a REIT. If the Company fails to qualify as a REIT, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax would significantly reduce the cash flow available for distribution to stockholders. This Prospectus Supplement does not address the taxation of the Company or the impact on the Company of its election to be taxed as a REIT. The discussion set forth below assumes that the Company qualifies as a REIT under the Code.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     Dividends and Other Distributions. As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. stockholders (including holders of Common Stock) out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. stockholder" means a stockholder of the Company that for U.S. federal income tax purposes is
(i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or
(iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, and (v) not an entity that has special status under the Code (such as a tax-exempt organization or a dealer in securities). For purposes of determining whether distributions on the Common Stock are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Company's outstanding Series C Preferred Stock, next to the Company's outstanding Series A Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), and Series B Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), on a pari passu basis, and then allocated to the Company's Common Stock. Subject to the discussion below regarding changes to the capital gains tax rates, distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the holder has held his shares. However, corporate holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted tax basis of the holder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a holder's shares, such distributions will be included in income as long-term capital gain (or, in the case of individuals, trusts, and estates, mid-term capital gain if the shares have been held for more than one year but not more than 18 months, and in the case of all taxpayers short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the holder. In addition, any dividend declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year.

     Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income and, therefore, holders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the holder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest deduction limitations. Capital gain distributions and capital gains from the disposition of shares of Common Stock (and distributions treated as such) will be treated as investment income for purposes of the investment interest deduction limitations only if and to the extent the holder so elects, in which case such capital gain distributions and capital gains will be taxed at ordinary income rates to the extent of such election. The Company will notify holders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

     The Company may elect to retain and pay income tax on its net long-term capital gains received during the taxable year. For taxable years beginning after December 31, 1997, if the Company so elects for a taxable year, the holders would include in income as long-term capital gains their proportionate share of such portion of the Company's undistributed long-term capital gains for the taxable year as the Company may designate. A holder would be deemed to have paid his share of the tax paid by the Company on such undistributed capital gains, which would be credited or refunded to the holder. The holder's basis in his shares of Common Stock would be increased by the amount of undistributed long-term capital gains (less the capital gains tax paid by the Company) included in the holder's long-term capital gains.

     The Taxpayer Relief Act of 1997 (the "Act") alters the taxation of capital gain income. Under the Act, individuals, trusts, and estates that hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals who hold certain assets for more than one year but not more than 18 months may be taxed at a maximum mid-term capital gain rate of 28% on the sale or exchange of those investments. The Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" for individuals, trusts, and estates, special rules for "qualified 5-year gain," as well as other changes to prior law. The Act allows the Internal Revenue Service (the "IRS") to prescribe regulations on how the Act's new capital gain rates will apply to sales of capital assets by "pass-thru entities," which include REITs such as the Company. To date regulations have not yet been prescribed, and it remains unclear how the Act's new rates will apply to capital gain dividends and undistributed capital gains, including, for example, the extent, if any, to which capital gain dividends and undistributed capital gains from the Company will be taxed to individuals at the new rates for mid-term capital gains and unrecaptured section 1250 gain, rather than the long-term capital gain rates. Investors are urged to consult their own tax advisors with respect to the new rules contained in the Act.

     Sale or Disposition of Common Stock. On the sale of shares of Common Stock, gain or loss will be recognized by the holder in an amount equal to the difference between (i) the amount of cash and fair market value of any property received on such sale, and (ii) the holder's adjusted basis in the Common Stock. In general, any gain or loss realized upon a taxable disposition of the shares of Common Stock by a holder who is not a dealer in securities will be treated as long-term capital gain or loss if the shares of Common Stock have been held for more than one year (or, in the case of individuals, trusts, and estates, mid-term capital gain or loss if the shares have been held for more than one year but not more than 18 months, and long-term capital gain or loss if the shares have been held for more than 18 months), and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of shares by a holder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company or undistributed capital gains required to be treated by such holder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of shares of Common Stock may be disallowed if other shares of Common Stock are purchased within 30 days before or after the disposition.

BACKUP WITHHOLDING

     The Company will report to its U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies that the holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Company.

TAXATION OF CERTAIN TAX-EXEMPT STOCKHOLDERS

     Generally, a tax-exempt investor that is exempt from tax on its investment income, such as an individual retirement account ("IRA") or a Section 401(k) plan, that holds the Common Stock as an investment will not be subject to tax on dividends paid by the Company. However, if such tax-exempt investor is treated as having purchased its Common Stock with borrowed funds, some or all of its dividends from the Common Stock will be subject to tax. In addition, under some circumstances certain pension plans (including Section 401(k) plans but not, for example, IRAs) that own more than 10% (by value) of the Company's outstanding capital stock, including Common Stock, could be subject to tax on a portion of their Common Stock dividends even if their Common Stock is held for investment and is not treated as acquired with borrowed funds.

OTHER TAX CONSEQUENCES

     The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement between the Company and the Underwriters (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has agreed to purchase from the Company, the respective number of Shares set forth opposite its name. Pursuant to the terms of the Underwriting Agreement, the Underwriters are obligated to purchase all of such Shares if any are purchased.

                                                                         NUMBER OF
                                                                       SHARES TO BE
                                UNDERWRITERS                             PURCHASED
        -------------------------------------------------------------  -------------
        PaineWebber Incorporated.....................................    1,450,000
        A.G. Edwards & Sons, Inc.....................................      850,000
                                                                         ---------
             Total...................................................    2,300,000
                                                                         =========

     The Underwriters have advised the Company that they propose to offer such Shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain dealers at such price less a concession not in excess of $1.15 per Share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $0.10 per Share on sales to certain other dealers, including the Underwriters. Following the completion of the Offering contemplated hereby, the public offering price, concession and discount may be changed.

     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus Supplement, under which they may purchase up to 345,000 additional Shares to cover over-allotments, if any, at the Offering price less the underwriting discount and commissions set forth on the cover page of this Prospectus Supplement.

     Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Until the distribution of the Shares is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with this Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing shares of Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or any part of the over-allotment option described above.

     The Underwriters may also impose penalty bids on certain Underwriters and selling group members. This means that if the Underwriters purchase Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from any Underwriter and any selling group members who sold the Common Stock as part of this Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriters make any representation that the Underwriters will engage in any such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Company and certain of the Company's executive officers have agreed, with limited exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock, or rights to acquire Common Stock, for a period of 30 days after the date of this Prospectus Supplement without the prior written consent of the Underwriters.

     In the ordinary course of business, the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking transactions with the Company.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts as securities and tax counsel to the Company and for the Underwriters by O'Melveny & Myers LLP, San Francisco, California.

                                    EXPERTS

     Certain demographic and market information included in this Prospectus Supplement has been prepared by Rosen Consulting Group and is set forth in a report dated June 28, 1996, as supplemented (the "Rosen Report"). The Rosen Report has been filed with the Securities and Exchange Commission (the "SEC") as an exhibit to the Company's Form 8-K dated July 5, 1996, and addenda thereto have been filed as exhibits to the Company's Forms 8-K dated January 21, 1997 and September 9, 1997, respectively, and are incorporated herein by reference. Certain information from the Rosen Report is included herein in reliance upon the authority of such firm as an expert in, among other things, urban economics. Kenneth R. Rosen is the sole shareholder of Rosen Consulting Group and is a member of ERE Rosen Real Estate Securities, L.L.C., which, as of June 30, 1997, beneficially owned 195,200 shares of the Company's Common Stock.

     Certain demographic and market information included in this Prospectus Supplement has been prepared by Ann Roulac and Company and is set forth in a report dated February 1997 (the "Roulac Report"). The Roulac Report has been filed with the SEC as an exhibit to the Company's Form 8-K dated September 9, 1997 and is incorporated herein by reference. Certain information from the Roulac Report is included herein in reliance upon the authority of such firm as an expert in, among other things, urban economics.

PROSPECTUS

                                  $248,025,000

                        BAY APARTMENT COMMUNITIES, INC.

                                PREFERRED STOCK
                                  COMMON STOCK

                            ------------------------

     Bay Apartment Communities, Inc. ("Bay" or the "Company") may offer from time to time in one or more series (i) shares of preferred stock, $.01 par value per share ("Preferred Stock"), and (ii) shares of common stock, $.01 par value per share ("Common Stock"), with an aggregate public offering price of up to $248,025,000 in amounts, at prices and on terms to be determined at the time of offering. The Preferred Stock and Common Stock (collectively, the "Securities") may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

     The specific terms of the Securities for which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Preferred Stock, the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price, and
(ii) in the case of Common Stock, any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be consistent with the Company's Articles of Incorporation or otherwise appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes. See "Restrictions on Transfers of Capital Stock."

     The applicable Prospectus Supplement will also contain information, where appropriate, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered by the Company directly to one or more purchasers, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

               The date of this Prospectus is February 21, 1997.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "SEC" or "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system, and such electronic versions are available to the public at the Commission's World-Wide Web Site, http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained via EDGAR or by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE"), and such materials can be inspected and copied at the NYSE, 20 Broad Street, New York, New York 10005, and at the PSE, 301 Pine Street, San Francisco, California 94104.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:
(i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995, (ii) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996, and September 30, 1996, (iii) Current Report on Form 8-K dated May 6, 1996, (iv) Current Report on Form 8-K, dated May 23, 1996, as amended by the Current Report on Form 8-K/A, dated May 23, 1996, (v) Current Report on Form 8-K dated July 5, 1996, (vi) Current Report on Form 8-K dated July 26, 1996,
(vii) Current Report on Form 8-K dated January 21, 1997, and (viii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated December 7, 1993.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, at the request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to: Chief Financial Officer, Bay Apartment Communities, Inc., 4340 Stevens Creek Blvd., Suite 275, San Jose, California 95129, telephone (408) 983-1500.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in an applicable Prospectus Supplement) or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus or any Prospectus Supplement, except as so modified or superseded.

                                  THE COMPANY

     The Company has engaged in apartment community acquisition, development, construction, reconstruction, marketing, leasing and management since 1978 and is one of the most experienced developers and operators of upscale apartment communities in the San Francisco Bay Area. As a self-administered and self-managed REIT, the Company owns and manages apartment communities (the "Communities") located in Northern California (principally in the San Francisco Bay Area), the southern portion of Orange County, California and in northern San Diego, California.

     The Company is a fully-integrated real estate organization with in-house acquisition, development, construction, reconstruction, financing, marketing, leasing and management expertise. This in-house expertise has allowed the Company to maintain its reputation for developing and constructing apartment communities on time and on budget. With its experience and in-house capabilities, the Company is well-positioned to continue to take advantage of the strong demand for upscale apartment homes and the development and acquisition opportunities presented by the current economic conditions in Northern California and selected markets in Southern California. The Company has elected to qualify as a REIT for Federal income tax purposes. The Company pays regular quarterly dividends to its shareholders.

     The Company was incorporated under the laws of the State of California in 1978 and reincorporated under the laws of the State of Maryland, pursuant to a reincorporation merger, in July 1995. Its executive offices are located at 4340 Stevens Creek Boulevard, Suite 275, San Jose, California 95129, and its telephone number is (408) 983-1500.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of Securities for general corporate purposes, which may include the acquisition or development of additional properties, the repayment of outstanding debt or the improvement of certain properties already in the Company's portfolio.

                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the Company's consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:

                                        YEAR
                      JANUARY 1 -       ENDED       MARCH 17 -     JANUARY 1 -    YEAR ENDED DECEMBER 31,
                     SEPTEMBER 30,  DECEMBER 31,   DECEMBER 31,     MARCH 16,    --------------------------
                         1996           1995           1994          1994(1)     1993(1)   1992(1)  1991(1)
                     -------------  -------------  -------------  -------------  --------  -------  -------
Ratio...............     1.51x      1.26x          1.76x          .71x           .96x      .71x     .68x

---------------

(1) Ratios for the period January 1 - March 16, 1994 and the years ended 1993, 1992 and 1991 reflect periods prior to the recapitalization and initial public offering of the Company on March 17, 1994. The earnings for these periods were inadequate to cover fixed charges as follows:

          Period January 1 - March 16, 1994............................  $  716,000
          Year ended December 31, 1993.................................     447,000
          Year ended December 31, 1992.................................   3,916,000
          Year ended December 31, 1991.................................   3,969,000

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expense, capitalized interest and the amortization of debt issuance costs. The Company issued 2,308,800 shares of Series A Preferred Stock in October 1995 and 405,022 shares of Series B Preferred Stock in May 1996.

                         DESCRIPTION OF PREFERRED STOCK

     The description of the Company's Preferred Stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation (the "Articles of Incorporation") and Bylaws (the "Bylaws").

GENERAL

     Under the Company's Articles of Incorporation, the Company has authority to issue twenty-five (25) million shares of Preferred Stock, of which 2,308,800 shares have been designated Series A Preferred Stock and are currently outstanding and 405,022 shares have been designated Series B Preferred Stock and are currently outstanding. Shares of Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors of the Company. Prior to issuance of shares of each series, the Board of Directors is required by the Maryland General Corporation Law, as amended (the "MGCL"), and the Company's Articles of Incorporation to fix for each series, subject to the provisions of the Company's Articles of Incorporation regarding excess stock, $.01 par value per share ("Excess Stock"), the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Maryland law. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares over the then market price of such shares of Common Stock.

TERMS

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Articles of Incorporation and Bylaws and any applicable amendment to the Articles of Incorporation designating terms of a series of Preferred Stock (a "Designating Amendment").

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

          (1) The title and stated value of such Preferred Stock;

          (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

          (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

          (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

          (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

          (6) The provision for a sinking fund, if any, for such Preferred
     Stock;

          (7) The provision for redemption, if applicable, of such Preferred Stock;

          (8) Any listing of such Preferred Stock on any securities exchange;

          (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

          (10) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

          (11) A discussion of federal income tax considerations applicable to such Preferred Stock;

          (12) The relative ranking and preference of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

          (13) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

          (14) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

     Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     If Preferred Stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such

Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

     Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

     If so indicated in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of shares of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such shares of capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable shares of capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if a series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of such series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and
(ii) if a series of Preferred Stock does not have a cumulative dividend, full dividends on all shares of the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of such series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

     If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by any other equitable manner determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share, if any, set forth in the applicable Prospectus Supplement, plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock of a series remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of such series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Articles of Incorporation or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock, and provided further that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of Preferred Stock is convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities, including any Preferred Stock of the Company. Therefore, the Designating Amendment for each series of Preferred Stock may contain provisions restricting the ownership and transfer of the Preferred Stock. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

     The transfer agent and registrar for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                          DESCRIPTION OF COMMON STOCK

     The description of the Company's Common Stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws.

GENERAL

     Under the Articles of Incorporation, the Company has authority to issue 40 million shares of Common Stock, par value $.01 per share. Under Maryland law, stockholders generally are not responsible for the Company's debts or obligations. As of February 20, 1997, the Company had outstanding 20,415,510 shares of Common Stock. The Common Stock is listed on the NYSE and the PSE under the symbol "BYA."

TERMS

     Subject to the preferential rights of any other shares or series of stock and to the provisions of the Company's Articles of Incorporation regarding Excess Stock, holders of shares of Common Stock will be entitled to receive dividends on shares of Common Stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

     Subject to the provisions of the Company's Articles of Incorporation regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of Directors and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of Directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the Directors then standing for election, and the holders of the remaining shares of Common Stock will not be able to elect any Directors.

     Holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.

     The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

     Subject to the provisions of the Company's Articles of Incorporation regarding Excess Stock, all shares of Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

     Pursuant to the MGCL, a corporation generally cannot dissolve, amend its Articles of Incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage is set forth in the Company's Articles of Incorporation. The Company's Articles of Incorporation do not provide for a lesser percentage in such situations.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company of New York, New York.

                   RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

     For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (in each case, other than the first such year). To ensure that the Company remains a qualified REIT, the Articles of Incorporation, subject to certain exceptions, provide that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than nine percent (9%) (the "Ownership Limit") of any class or series of the Company's capital stock. The Board of Directors may waive the Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's status as a REIT. Any transfer of capital stock or any security convertible into capital stock that would create a direct or indirect ownership of capital stock in excess of the Ownership Limit or that would result in the disqualification of the Company as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

     Capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit will automatically be exchanged for shares of Excess Stock that will be transferred, by operation of law, to the Company as trustee of a trust for the exclusive benefit of the transferees to whom such capital stock may be ultimately transferred without violating the Ownership Limit. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and, except upon liquidation, it will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of Excess Stock prior to the discovery by the Company that capital stock has been transferred in violation of the provisions of the Company's Articles of Incorporation shall be repaid to the Company upon demand. The Excess Stock is not treasury stock, but rather constitutes a separate class of issued and outstanding stock of the Company. The original transferee-stockholder may, at any time the Excess Stock is held by the Company in trust, transfer the interest in the trust representing the Excess Stock to any individual whose ownership of the capital stock exchanged into such Excess Stock would be permitted under the Ownership Limit, at a price not in excess of the price paid by the original transferee-stockholder for the capital stock that was exchanged in Excess Stock. Immediately upon the transfer to the permitted transferee, the Excess Stock will automatically be exchanged for capital stock of the class from which it was converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the Excess Stock and to hold the Excess Stock on behalf of the Company.

     In addition to the foregoing transfer restrictions, the Company will have the right, for a period of 90 days during the time any Excess Stock is held by the Company in trust, to purchase all or any portion of the Excess Stock from the original transferee-stockholder for the lesser of the price paid for the capital stock by the original transferee-stockholder or the market price (as determined in the manner set forth in the Articles of Incorporation) of the capital stock on the date the Company exercises its option to purchase. The 90-day period begins on the date on which the Company receives written notice of the transfer or other event resulting in the exchange of capital stock for Excess Stock.

     Each stockholder shall upon demand be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of beneficial interests as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     This ownership limitation may have the effect of precluding acquisition of control of the Company unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through one or more underwriters or dealers for public offering and sale by or through them, directly to one or more purchasers, through agents or through any combination of these methods of sale. Direct sale to investors may be accomplished through subscription rights distributed to the Company's stockholders on a pro-rata basis. In connection with any distribution of subscription rights to stockholders, if all of the underlying Securities are not subscribed for, the Company may sell the unsubscribed Securities directly to third parties or may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed Securities to third parties.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices (any of which may represent a discount from the prevailing market prices).

     In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from the Company and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the NYSE and the PSE. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE and the PSE, subject to official notice of issuance. The Company may elect to list any series of Preferred Stock on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Securities.

     Under agreements into which the Company may enter, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be tenants of, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except
(i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, under certain circumstances a person engaged in the distribution of the Securities offered hereby may not simultaneously engage in market making activities with respect to the Securities for a specified period prior to the commencement of such distribution.

                                 LEGAL MATTERS

     Certain legal matters, including the legality of the Securities, will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

                                    EXPERTS

     The financial statements and schedule thereto incorporated by reference in this Prospectus or elsewhere in the Registration Statement, to the extent and for the periods indicated in their report have been audited by Coopers & Lybrand L.L.P., independent accountants, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

================================================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
             PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.............   S-2
Risk Factors..............................   S-4
Use of Proceeds...........................   S-9
The Company...............................   S-9
Company Philosophy........................  S-12
The Communities...........................  S-13
Recent Developments.......................  S-17
Certain Federal Income Tax
  Considerations..........................  S-18
Underwriting..............................  S-21
Legal Matters.............................  S-22
Experts...................................  S-22
                   PROSPECTUS
Available Information.....................     2
Incorporation of Certain Documents by
  Reference...............................     2
The Company...............................     3
Use of Proceeds...........................     3
Ratios of Earnings to Fixed Charges and
  Preferred Stock Dividends...............     4
Description of Preferred Stock............     5
Description of Common Stock...............    10
Restrictions on Transfers of Capital
  Stock...................................    11
Plan of Distribution......................    12
Legal Matters.............................    13
Experts...................................    13

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                                2,300,000 SHARES
                                      LOGO
                                  COMMON STOCK
                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------

                            PAINEWEBBER INCORPORATED

                           A.G. EDWARDS & SONS, INC.
                            ------------------------
                               September 10, 1997
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